Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Qualtrics International Inc.
The Board of Directors of SAP SE:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Salt Lake City, Utah
January 28, 2021